SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 9, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, September 9, 2010

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)
25 de Mayo 175
Ciudad A. de Buenos Aires

Re.: BANCO MACRO S.A./ Relevant Event – Section 3, Chapter XXI of Book 6 of the Rules & Regulations of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).

Dear Sirs,

We address this letter to the Comisión Nacional de Valores (CNV) in compliance with Section 3, Chapter XXI of Book 6 of the General Resolution No. 368 (Revised 2001) issued by the CNV in order to inform such entity that on the date hereof the Central Bank of the Republic of Argentina (BCRA) has given us notice of the authorization for the transfer of the shares representing 100% of the capital stock and votes of Banco Privado de Inversiones S.A. (BPI) to Banco Macro S.A.

The decision of the BCRA was made after the acts carried out by the Superintendent of Financial and Exchange Entities, CPN Carlos Sánchez together with representatives of Banco Macro and of the sellers, Messrs. Alejandro Manuel Estrada, Alejandro Carlos Estrada and Raúl Fernández and Privado L.P., for the interested parties to express the interest in moving forward with the transaction under the terms and conditions of the agreement executed by them on March 30 this year.

Sincerely,

Roberto J. Eilbaum

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  September 9, 2010

MACRO BANK INC.

By:	/s/ Roberto J. Eilbaum
Name: Roberto J. Eilbaum
Title: Director